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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo
A18 Zhongguancun South Street, Haidian District
Beijing 100081
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 82-

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 82-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Global Education & Technology Group Limited
Form 6-K
TABLE OF CONTENTS

Signature
Exhibit Index

Exhibit 99.1—Notice of Extraordinary General Meeting of Shareholders of Global Education & Technology Group Limited to be held on December 19, 2011 and the Proxy Statement related thereto, with attached Appendices

Exhibit 99.2—Form of Proxy Card for Holders of Ordinary Shares
Exhibit 99.3—Form of Voting Instruction Card for Holders of American Depository Shares
Exhibit 99.4—ADS Depositary Notice

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited
By: Name: Title:	/s/ YONGQI ZHANG Yongqi Zhang Chief Executive Officer

Date: December 2, 2011

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of Global Education & Technology Group Limited to be held on December 19, 2011 and the Proxy Statement related thereto, with attached Appendices
99.2	Form of Proxy Card for Holders of Ordinary Shares
99.3	Form of Voting Instruction Card for Holders of American Depository Shares
99.4	ADS Depositary Notice

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SIGNATURE
EXHIBIT INDEX